INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

September 30, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Robinson Tax Advantaged Income Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 28, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Robinson Tax Advantaged Income Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 558 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Investment Objective
1.	Move the statement “by investing primarily in publicly traded closed-end municipal bond funds” to the strategy section, as this is considered a strategy disclosure.

Response:  The Registrant has made the requested revision and amended the disclosure as follows:

“The investment objective of the Robinson Tax Advantaged Income Fund (the “Fund”) is to seek total return with an emphasis on providing current income, a substantial portion of which will be exempt from federal income taxes.”

Fees and Expenses of the Fund
2.	In the fee table under “Other Expenses,” indent the appropriate expenses.

Response:  The Registrant has made the requested revision.

3.	Submit a completed fee table and expense example via correspondence before the effective date.

Response:  The Registrant submitted the requested correspondence on September 26, 2014.

4.	Delete footnote 1 from the fee table, as it is not required under Item 3 of Form N-1A.

Response:  The requested revision has been made.

5.
Footnote 5 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2015.”  Confirm that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date and has updated the language to state “until April 30, 2016.”

Principal Investment Strategies
6.	On page 4, disclose how the Advisor will achieve the “tax advantage” which is stated in the Fund name. (For example, there is no statement that muni bonds are exempt from federal income tax).

Response:  The Registrant has added the following disclosure:

“The Fund expects a substantial portion of the income generated by the municipal bonds in which the CEFs invest will be exempt from federal income taxes (“tax advantaged income”). A portion of the income generated by these municipal bonds, however, may be subject to the alternative minimum tax. As a result, the CEFs’ distributions to investors are expected to consist primarily of tax advantaged income, and a substantial portion of the income distributed to the Fund and Fund shareholders is also expected to consist primarily of such tax advantaged income.”

7.
Revise the first sentence in this section to state that the Fund will pursue its investment objective by investing primarily in closed-end registered investment companies that invest “primarily” in municipal bonds.

Response:  The Registrant has made the requested revision has amended the disclosure as follows:

“Under normal market conditions, the Fund will pursue its investment objective by investing primarily in closed-end registered investment companies (“closed-end funds” or “CEFs”) that invest primarily in municipal bonds.”

8.	Add a credit quality and maturity disclosure.

Response:  The Registrant has added the following disclosure:

“The underlying CEFs in will invest primarily in investment grade municipal bonds, with an average rating of at least Baa3 or higher by Moody’s, or BBB- or higher by Standard & Poor’s or Fitch Ratings.   There is no minimum or maximum average maturity for the underlying CEFs in which the Fund will invest.”

9.	On page 5, clarify the terms “trade rotations,” and “pairs trades” using plain English.

Response:  The Registrant has amended the disclosure as follows:

“Techniques include:  rotating Fund portfolio holdings to the CEFs the Sub-advisor believes are the most undervalued, shorting those CEFs that are the most overvalued, opportunistic trading due to temporary price dislocations, participating in tender offers of fund shares, arbitrage opportunities for closed-end fund mergers, buying a CEF that the Sub-advisor believes is undervalued and pairing it with a short position in another CEF, and tax-related rebalancing trades.”

10.	State whether the Fund is buying or selling credit default swaps. If selling credit default swaps, include the additional risk disclosures.

Response:  The Registrant confirms that the Advisor will not sell credit default swaps, however it will purchase credit default swaps and has amended the language as follows:

“It may also use options on municipal bond exchange traded funds, interest rate swaps, and the purchase of credit default swaps.”

Purchase and Sale of Fund Shares
11.	Remove the footnote stating that “The maximum investment amount for the C share is $999,999” as this is not required by Item 6 of Form N-1A.

Response:  The Registrant has removed the footnote as requested.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies
12.	On page 10, clarify the following statement in plain English, “closed-end funds exhibit a strong seasonality as a result of year-end tax-loss harvesting.”

Response:  The Registrant has amended the disclosure as follows:

“Tax-Related Rebalancing Trades— CEFs often experience seasonal selling pressures as investors may sell at a loss to offset gains for tax purposes.  This event can lead to a widening of discounts and trading opportunities for the Fund.”

13.
In regards to the statement that, “The Fund may invest in shares of other investment companies,” disclose if this includes registered or unregistered companies. If it includes a large amount of unregistered companies, disclose this in the principal strategies section.

Response:  The Registrant confirms that the Fund will invest in registered companies and has amended the disclosure as follows:

“The Fund may invest in shares of other registered investment companies (each, an “Underlying Fund”), including open-end funds, closed-end funds, unit investment trusts (“UITs”) and exchange-traded funds (“ETFs”), to the extent permitted by applicable law and subject to certain restrictions.”

PURCHASE OF SHARES

Limitations on Frequent Purchases and Redemptions
14.
Confirm that the following disclosure on page 20 is appropriate for this Fund because the Fund invests primarily in closed-end funds, “The Fund’s investment in securities of smaller companies may make the Fund more susceptible to market timing as shareholders may try to capitalize on the market volatilities of such securities and the effect of the volatilities on the value of Fund shares.”

Response:  The Registrant has removed the disclosure as it is not appropriate for the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Fund Expenses
15.	Reconcile and clarify the following language on B-46,

“This reimbursement may be requested from the Fund if the aggregate amount of operating expenses for such fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request.  The Advisor may seek reimbursement in an amount up to the difference between the operating expenses of the Fund at the time of the request and the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request.”

with the Prospectus language on page 14 which states,

“The Advisor is entitled to recapture fees it has waived or reimbursed for a period of three years following such fee waiver or reimbursement, provided that the recapture by the Advisor will not cause the total operating expense ratio to exceed the contractual expense limit in place at the time of such fee waiver or reimbursement or as may then be in place for the Fund.”

Response:  The Registrant has clarified the language on B-46 by removing the second sentence, the disclosure now appears as follows:

“This reimbursement may be requested from the Fund if the aggregate amount of operating expenses for such fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request.”

Investment Strategies, Policies and Risks
16.	On page B-15, add a disclosure stating that the Fund will segregate credit default swaps using the full notional value.

Response:  The Registrant has added the following disclosure:

“The notional value will be used to segregate liquid assets for selling protection on credit default swaps.”

17.	On page B-37 in reference to number 3, confirm that the Fund will consider the concentration of the underlying funds when the Fund applies its own concentration policy.

Response:  The Registrant confirms that the Fund will consider the concentration of the underlying funds when it applies its own concentration policy.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 385-5770.  Thank you.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon
Investment Managers Series Trust
Assistant Secretary